UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 000-31212

Metal Storm Limited

(Translation of registrant’s name into English)

29 Sudbury Street, Darra,

Queensland, Australia 4076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Metal Storm Limited

Date: January 12, 2012
	By:	/s/ Brett Farmer
	Name:	Brett I Farmer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Convertible Note Interest Payment

99.2	Update on ASOF – Convertible Security

99.3	Agreement with ASOF

99.4	Appendix 4C

99.5	Appendix 3B

99.6	Notice under Section 708A (5)(e) of the Corporations Act

99.7	Appendix 3B

99.8	Resolution approved at meeting of Note Holders

99.9	Results of General Meeting